 1-A/A LIVE 0001706907 XXXXXXXX 024-11052 SNM Global Holdings NV 2006 0001706907 7990 81-2153893 1 2 7950 NW 53rd Street Suite 337 Miami FL 33166 410-733-6551 Frederick M. Lehrer, Esq. Other 0.00 0.00 0.00 0.00 0.00 716665.00 0.00 716665.00 -716665.00 0.00 0.00 73721.00 0.00 -73721.00 0.00 0.00 Common Stock 1394211721 78461L20 OTCMarkets, Pink Open Market Series A Preferred Stock 10000000 None None None 0 None None true true true Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 1500000000 1533493471 0.0125 1625000.00 0.00 0.00 0.00 1625000.00 0.00 0.00 0.00 Dennis Atkins 2500.00 Frederick M. Lehrer, Esq. 7500.00 0.00 Frederick M. Lehrer, P. A. 7500.00 0.00 true FL IL MD MA CA TX true